 EXHIBIT 99.1

ELDORADO GOLD CORPORATION

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address of Company

Eldorado Gold Corporation (“Eldorado” or the “Company”)
Suite 1188 – Bentall 5
550 Burrard Street
Vancouver, British Columbia V6C 2B5

Item 2.
Date of Material Change

February 20, 2020

Item 3.
News Release

A news release was disseminated via Global Newswire and filed on SEDAR on February 20, 2020.

Item 4.
Summary of Material Change

On February 20, 2020 the Company announced a 15-year mine life at Kisladag based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a high-pressure grinding roll (“HPGR”) circuit. A National Instrument 43-101 compliant technical report detailing the updates to the Kisladag project will be filed on SEDAR prior to the end of Q1 2020.

The Company is also providing detailed production guidance for 2020, along with a five-year outlook for the Company’s business.

Item 5.
Full Description of Material Change

On February 20, 2020 the Company announced a 15-year mine life at Kisladag based on the completed long-cycle heap leach testwork and the replacement of the tertiary crushing circuit with a HPGR circuit. A National Instrument 43-101 compliant technical report detailing the updates to the Kisladag project will be filed on SEDAR prior to the end of Q1 2020.

The Company is also providing detailed production guidance for 2020, along with a five-year outlook for the Company’s business.

Kisladag Update

Results of the testwork indicate that increased leach time at Kisladag, in conjunction with HPGR, increases heap leach life of mine recovery to approximately 56% and extends mine life through 2034. A new mineral reserve has been developed for Kisladag; highlights include:

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Updated Proven and Probable Mineral Reserves of 173.2 million tonnes of ore at 0.72 grams per tonne, containing 4.0 million ounces of gold (table shown at the end of the report).
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15 year mine life, with operations continuing through 2034.
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Average annual production of approximately 160,000 ounces per year at an average cash cost of $675 – 725 per ounce of gold sold and an average all-in sustaining costs (“AISC”) of $800 – 850 per ounce of gold sold.
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The project self-funds all development capital for waste stripping and the HPGR circuit. The cost for the HPGR circuit (approximately $35 million) is spread over 2020 and 2021, while the cost of capitalized waste stripping (approximately $260 million) is spread over the life of the project, with heavier stripping in the first several years.
●
The Company believes there is potential for further increases in recovery with optimization of the HPGR circuit, which could lead to higher gold production.
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An average strip ratio over the remaining life of the mine of 1.1 to 1.

Five-Year Outlook

The Company is providing detailed 2020 production and cost guidance as well as a five-year production outlook. Detailed tables are shown at the end of this report. The Company continues to remain focused on:

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Operating all our assets in a safe and responsible manner.
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Transforming Olympias into a stable and profitable mine through productivity, efficiency and cost reduction improvements as well as an expansion of mill capacity.
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Optimizing production at Lamaque in an efficient manner. The five-year outlook includes an increase in annual production to approximately 150,000 ounces.
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Reducing debt and maintaining gross debt to EBITDA below 2.0x.
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Prudently developing our suite of high-quality development projects.

For 2020, the Company is forecasting a third consecutive year of increasing gold production. 2020 gold production guidance is 520,000-550,000 ounces of gold (versus 395,331 ounces produced in 2019). The Company expects average cash operating costs to decline from $608 per ounce of gold sold in 2019, to $550-600 per ounce of gold sold in 2020. AISC for 2020 is forecast to be $850-$950 per ounce of gold sold, compared to $1,033 per ounce of gold sold in 2019.

With the extension of Kisladag’s mine life and continued operations at Lamaque, Efemcukuru and Olympias, Eldorado is forecasting five-year production from its four current operations to average over 450,000 ounces of gold per year. In addition to the updated Kisladag technical report, the Company is in the process of updating technical reports for Olympias and Efemcukuru, which will be published by the end of Q1 2020. These reports, whose effective dates will be December 31, 2019, will provide a timely update to the current Technical Reports by describing each assets operations and long term production profile.  In the case of Efemcukuru, this will result in a slight, non-material change to the existing mineral resources and reserves.

The Company remains on track to repay the $200 million Term Loan owing on its Senior Secured Credit Facility over the next three years. Eldorado will also look to reduce its cost of capital as market conditions allow.

Eldorado has several high quality development projects, which it will consider advancing in a prudent fashion. These projects have the potential to increase the Company’s production profile and cash flow. Skouries and Perama Hill, both in Greece, are currently on care and maintenance. The Company is working with the Greek government to advance these projects into construction. At Lamaque, the recent discovery of the Ormaque zone offers further upside potential, particularly given its proximity to the proposed decline from Triangle to the Sigma Mill. The Company has planned additional drilling at Ormaque in 2020 and will continue to study the long-term potential at this project.

Five-Year Operational Outlook

TURKEY

Kisladag

For 2020, approximately 12 million tonnes of new ore at an average grade of 1.0 grams per tonne is expected to be placed on the leach pad at Kisladag. Production is forecast to be 240,000-260,000 ounces of gold. Cash operating costs are estimated to be $450-550 per ounce of gold sold. Gold produced in 2020 is expected to come from ore stacked in 2019 as well as ore stacked in 2020, consistent with the longer leach cycle.

Sustaining capital expenditures for 2020 are forecast to be approximately $25-30 million, spent primarily on inter-lift liner, mobile equipment rebuilds and process infrastructure.

Growth capital of $70-80 million includes waste stripping, engineering and costs associated with the HPGR circuit.

As part of the increase to the mine life at Kisladag, waste stripping (capitalized and operating) is required and is expected to total approximately 193 million tonnes (LOM strip ratio of 1.1 to 1). Waste stripping is underway and is forecast to continue over the life of mine, the bulk of which will be completed from 2020-2025.

Efemcukuru

In 2020, Efemcukuru is expected to mine and process over 510,000 tonnes of ore at an average grade of 6.9 grams per tonne gold, producing 90,000-100,000 ounces of gold at cash operating costs of $650-700 per ounce of gold sold. Operating costs are forecast to be inline with 2019 actual operating costs.

The global market for concentrate has tightened recently, which has led to an increase in treatment charges. Efemcukuru is installing two flotation columns in 2020, which are expected to be operational by H2 2020. Concentrate grade and quality is expected to increase once these columns are operational, which is expected to decrease total concentrate treatment charges.

Sustaining capital expenditures for 2020 are forecast to be approximately $15-20 million, spent primarily on capitalized underground mine development, equipment rebuilds, column flotation and resource expansion drilling.

CANADA

Lamaque

In 2020, Lamaque is expected to mine and process over 615,000 tonnes of ore at an average grade of 7.0 grams per tonne gold. Production is expected to be 125,000-135,000 ounces of gold at cash operating costs of $575-625 per ounce of gold sold.

Sustaining capital expenditures for 2020 are forecast to be approximately $35-40 million, spent primarily on capitalized underground mine development and mine and process facilities.

Growth capital of $5-10 million includes equipment purchases and construction of a larger dome stockpile to replace the existing ore bins to support ramp-up of production.

Exploration drilling of nearly 50,000 metres is planned. This includes 29,000 metres of resource expansion drilling in the lower Triangle Deposit, 10,000 metres further exploration drilling at the new Ormaque zone and 10,000 metres testing other targets on the Lamaque property.

The recent exploration success at the Triangle deposit has provided the opportunity to review options for increasing throughput at the Sigma Mill, which has a current capacity of 2,200 tonnes per day. The Company is in the process of permitting Triangle beyond the current permit limit of 1,800 tonnes per day. Once permits are received, production at Triangle is expected to increase to 2,200 tonnes per day and gold production is expected to increase to approximately 150,000 ounces per year by 2022.

The Company continues to evaluate other growth options to optimize Lamaque, including the underground decline from the Triangle deposit to the Sigma Mill and options which would take advantage of this infrastructure, including development of the recently discovered Ormaque zone.

GREECE

Olympias

In 2020, Olympias is expected to mine 415,000 tonnes of ore at an average grade of 7.4 grams per tonne of gold, 104 grams per tonne of silver, 3% lead and 4% zinc. Payable production is expected to be 50,000-60,000 ounces of gold, 950,000-1,000,000 ounces of silver, 9,500-10,000 tonnes of lead metal and 12,000-12,500 tonnes of zinc metal. Cash operating costs, net of by-products, are expected to be $800-900 per ounce of gold sold.

Global market conditions for base metal concentrates tightened in the second half of 2019 and are expected to remain soft for 2020. This has led to an increase in treatment charges for the lead/silver and zinc concentrates produced at Olympias and an increase to cash operating costs of approximately $150 per ounce of gold.

Sustaining capital expenditures are expected to be $30-35 million on underground development, an infill diamond drill program, mobile machinery and equipment rebuilds. In addition, 8,000 metres of drilling are planned to test new exploration targets in the mine area.

Growth capital is expected to be $10-15 million for 2020, including underground maintenance facilities, underground development relating to supporting increased mine production, and work on an expanded substation.

The first two years of operations at Olympias have been challenging. Low rates of underground development and backfilling led to lower than forecast production and higher than forecast costs per ounce. A contractor was engaged in mid-2019 to focus on underground development and improvements have been made to the paste backfill system. Production rates have increased quarter over quarter and progress is expected to continue over the course of 2020 and into 2021.

The five-year outlook provided assumes that the Company proceeds with an expansion of Olympias to 650,000 tonnes per year. Further details of this expansion will be provided in the upcoming Olympias technical report.

Skouries

Costs for 2020 are forecast to be $15-20 million, including costs associated with maintaining the site as well as erecting the mill building, placing concrete, engineering, and permitting costs associated with dry-stack tailings.

Skouries will remain on care and maintenance until the Company has reached an agreement with the Greek government to establish the necessary investment framework.

Stratoni

For 2020, Stratoni is expected to process 230,000 tonnes of ore at grades of 6% lead, 8% zinc and 157 grams per tonne silver. Capital expenditures at Stratoni are expected to be $5-10 million including mine mobile equipment purchases and overhauls, mine facility upgrades and upgrades to some of the process facilities.

10,000 m of resource expansion drilling is planned for the year.

Five-Year Gold Production Outlook

February 2020 Outlook

Production (oz)	2020E	2021E	2022E	2023E	2024E
Kisladag	240,000 - 260,000	140,000 - 150,000	140,000 - 150,000	165,000 - 175,000	170,000 - 180,000
Lamaque	125,000 - 135,000	130,000 - 140,000	140,000 - 150,000	145,000 - 155,000	145,000 - 155,000
Efemcukuru	90,000 - 100,000	90,000 - 100,000	85,000 - 95,000	85,000 - 95,000	85,000 - 95,000
Olympias	50,000 - 60,000	55,000 - 65,000	60,000 - 70,000	75,000 - 85,000	75,000 - 85,000
Total	520,000 - 550,000	420,000 - 450,000	430,000 - 460,000	480,000 - 510,000	485,000 - 515,000

January 2019 Outlook

Production (oz)	2020E	2021E
Kisladag	240,000 - 260,000	75,000 - 95,000
Lamaque	125,000 - 135,000	125,000 - 135,000
Efemcukuru	90,000 - 100,000	90,000 - 100,000
Olympias	55,000 - 65,000	55,000 - 65,000
Total	520,000 - 550,000	350,000 - 380,000

2020 Cost and Capital Expenditure Guidance

	2019A	2020E		2019A	2020E
Consolidated Costs			Olympias
Cash Operating Cost – C1 ($/oz sold)	608	550 - 600	Cash Operating Cost – C1 ($/oz sold)	1,286	800 - 900
Total Operating Cost – C2 ($/oz sold)	645	600 - 650	Total Operating Cost – C2 ($/oz sold)	1,337	850 - 950
AISC ($/oz sold)	1,034	850 - 950	Sustaining Capital ($ millions)	20.1	30 - 35

Kisladag			Corporate ($ millions)
Cash Operating Cost – C1 ($/oz sold)	435	450 - 500	General and Administrative	29.2	30
Total Operating Cost – C2 ($/oz sold)	469	490 - 530	Exploration1	21.9	20 - 25
Sustaining Capex ($ millions)	14.7	25 - 30
			Growth Capital ($ millions)
Lamaque			Kisladag	12.5	70-80
Cash Operating Cost – C1 ($/oz sold)	556	575 - 625	Olympias	6.1	10 - 15
Total Operating Cost – C2 ($/oz sold)	579	600 - 650	Lamaque	31.5	5 - 10
Sustaining Capex ($ millions)	38.2	35 - 40
			Other Project Spending ($ millions)
Efemcukuru			Skouries	7.9	15 - 20
Cash Operating Cost – C1 ($/oz sold)	599	650 - 700	Stratoni	9.3	5 - 10
Total Operating Cost – C2 ($/oz sold)	644	700 - 750	Tocantinzinho	3.5	3 - 5
Sustaining Capex ($ millions)	24.5	15 - 20	Certej	4.9	3 - 5

1 67% expensed and 33% capitalized.

2020 Commodity and Currency Price Assumptions
Gold ($/oz)	$1,400
Silver ($/oz)	$18
Lead ($/mt)	$2,100
Zinc ($/mt)	$2,400
C$/US$	1.3:1
EURO$/US$	1:1.15
US$/TRY	6.2:1

Kisladag Minerals Reserves (effective January 17, 2020)

Reserve Classification	Ore (t x 1,000)	Grade Au (g/t)	Contained Au (oz x 1,000 )
Proven	164,531	0.73	3,851
Probable	8,644	0.57	159
Proven & Probable	173,175	0.72	4,010

Notes:

CIM Definition Standards (2014) were used for reporting the Mineral Reserves.
Mineral Reserves are estimated based on the following assumptions: metal prices of $1,250/oz Au; cut-off of 0.19 g/t recoverable Au (equivalent to a NSR cut-off of $7.29/t); recovery is variable throughout the block model with average life of mine metallurgical recovery being 56% for all ore; and no dilution and mining recovery of 100% (both already accounted for in the resource block model).

The Mineral Reserve is derived from the Measured and Indicated Mineral Resources. The block model supporting these resources has not changed since March 2018 (other than depletion). The Mineral Reserve estimation is constrained by the December 31, 2019 topo surface.

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this report are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this report include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, cost guidance and recoveries of gold, including increased heap leach recoveries through increased leach time in conjunction with a high pressure grinding roll at Kisladag, favourable economics for our heap leaching plan and the ability to extend mine life at our projects, including at Kisladag, improved production at Olympias, completion and results of the PEA at Lamaque and expanded production, completion of construction at Skouries, expectations regarding repayment of outstanding debt, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, expected metallurgical recoveries, improved concentrate grade and quality, gold price outlook and the global concentrate market; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines and schedules and results of litigation and arbitration proceedings.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this report.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: results of further testwork, recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks, foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of the common shares of the Company; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form and other regulatory filings filed on SEDAR under our Company name, which discussion is incorporated by reference in this report, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Except as otherwise noted, scientific and technical information contained in this report was reviewed and approved by Paul Skayman, FAusIMM, Special Advisor to the Chief Operating Officer, a "qualified person" under NI 43-101

Item 6.
Reliance on 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.
Omitted Information

Not applicable.

Item 8.
Executive Officer

Name of Executive Officer:	Tim Garvin
Executive Vice President and General Counsel
Telephone number:	(604) 601 6692

Item 9.
Date of Report

February 24, 2020